EXHIBIT 23.1

                          INDEPENDENT AUDITORS' CONSENT

To the Board of Directors and Stockholders of Vermont Pure Holdings, Ltd.

Randolph, Vermont

We consent to the  incorporation  by reference  in  Registration  Statement  No.
33-95908 on Form S-8 of Vermont Pure Holdings, Ltd. of our report, dated December 22, 1999, appearing in the Annual Report on Form 10-K of Vermont Pure Holdings, Ltd. for the year ended October 30, 1999.

FELDMAN SHERB HOROWITZ & CO. P.C

New York, New York
December 22, 1999

ITEM 9.           FINANCIAL STATEMENTS

Index to Financial Statements.

         Financial Statements:                                                         Page

                  Independent Auditors Report                                           F-2

                  Consolidated Balance Sheet                                            F-3

                  Consolidated Statement of Operations                                  F-4

                  Consolidated Statement of Changes in Stockholders Equity              F-5

                  Consolidated Statement of Cash Flows                                  F-6

                  Notes to Consolidated Financial Statements                            F-7

                                       F-1


                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Vermont Pure Holdings, Ltd.
Randolph, VT   05060

         We have audited the accompanying consolidated balance sheets of Vermont Pure Holdings, Ltd. and Subsidiaries as of October 30, 1999 and October 31, 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended October 30, 1999, October 31, 1998 and October 25, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vermont Pure Holdings, Ltd. and Subsidiaries as of October 30, 1999 and October 31, 1998, and the results of their operations and their cash flows for the years ended October 30, 1999, October 31, 1998 and October 25, 1997 in conformity with generally accepted accounting principles.

                                         /s/ Feldman Sherb Horowitz & Co., P.C.
                                             Feldman Sherb Horowitz & Co., P.C.
                                             Certified Public Accountants

New York, New York
December 22, 1999

                  VERMONT PURE HOLDINGS, LTD. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                     October 30,     October 31,
                                                                                        1999            1998
                                                                                   ------------    ------------
                                     ASSETS

CURRENT ASSETS:
               Cash ............................................................   $    367,018    $    161,271
               Accounts receivable .............................................      3,525,238       3,069,699
               Notes receivable ................................................        975,000            --
               Inventory .......................................................      2,711,709       1,843,927
               Current portion of deferred tax asset ...........................        601,922         330,000
               Other current assets ............................................        781,968         222,970
                                                                                   ------------    ------------
                 TOTAL CURRENT ASSETS ..........................................      8,962,855       5,627,867
                                                                                   ------------    ------------
PROPERTY AND EQUIPMENT - net of accumulated depreciation .......................     11,122,258       9,174,063
                                                                                   ------------    ------------
OTHER ASSETS:
               Intangible assets - net of accumulated amortization .............     10,443,207       9,595,915
               Deferred tax asset ..............................................      3,182,914       1,661,000
               Other assets ....................................................        122,996         114,658
                                                                                   ------------    ------------
                 TOTAL OTHER ASSETS ............................................     13,749,117      11,371,573
                                                                                   ------------    ------------
TOTAL ASSETS ...................................................................   $ 33,834,230    $ 26,173,503
                                                                                   ============    ============
                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
               Accounts payable ................................................   $  3,443,208    $  3,007,630
               Current portion of customer deposits ............................         45,033          58,360
               Accrued expenses ................................................        851,371       1,104,871
               Current portion of long term debt ...............................      1,414,930         601,570
               Current portion of obligations under capital leases .............        180,589         119,995
                                                                                   ------------    ------------

                 TOTAL CURRENT LIABILITIES .....................................      5,935,131       4,892,426

               Long term debt ..................................................      1,663,893       1,428,807
               Long term obligations under capital leases ......................        379,583         210,203
               Line of credit ..................................................     11,689,792       8,783,793
               Long term portion of customer deposits ..........................        684,334         893,145
                                                                                   ------------    ------------
                 TOTAL LIABILITIES .............................................     20,352,733      16,208,374
                                                                                   ------------    ------------
STOCKHOLDERS' EQUITY:
               Preferred stock - $.001 par value, 500,000 ......................           --              --
               authorized shares, none issued and outstanding
               shares at October 30, 1999
               Common stock - $.001 par value, 50,000,000 ......................         10,340          10,288
               authorized shares, 10,339,758 issued and outstanding
               shares at October 30, 1999 and 10,287,187 at
               October 31, 1998
               Paid in capital .................................................     23,197,724      23,080,049
               Accumulated deficit .............................................     (9,557,817)    (12,956,458)
               Treasury stock, at cost, 50,000 shares ..........................       (168,750)       (168,750)
                                                                                   ------------    ------------
                 TOTAL STOCKHOLDERS' EQUITY ....................................     13,481,497       9,965,129
                                                                                   ------------    ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .....................................   $ 33,834,230    $ 26,173,503
                                                                                   ============    ============

                  VERMONT PURE HOLDINGS, LTD. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                             Years Ended
                                                             --------------------------------------------
                                                               October 30,    October 31,     October 25,
                                                                  1999           1998            1997
                                                             ------------    ------------    ------------
SALES ....................................................   $ 31,396,375    $ 29,169,185    $ 17,685,442

COST OF GOODS SOLD .......................................     11,742,003      11,549,871       7,643,908
                                                             ------------    ------------    ------------
GROSS PROFIT .............................................     19,654,372      17,619,314      10,041,534
                                                             ------------    ------------    ------------
OPERATING EXPENSES:
              Selling, general and administrative expenses     13,149,023      10,235,168       5,897,735
              Advertising expenses .......................      3,257,918       4,702,498       3,077,145
              Amortization ...............................        612,057         616,854         228,808
                                                             ------------    ------------    ------------
TOTAL OPERATING EXPENSES .................................     17,018,998      15,554,520       9,203,688
                                                             ------------    ------------    ------------
INCOME FROM OPERATIONS ...................................      2,635,374       2,064,794         837,846
                                                             ------------    ------------    ------------
OTHER INCOME (EXPENSE):
              Interest - net .............................     (1,030,151)       (755,326)       (368,224)
              Miscellaneous ..............................           --           102,282          53,773
                                                             ------------    ------------    ------------
TOTAL OTHER EXPENSE ......................................     (1,030,151)       (653,044)       (314,451)
                                                             ------------    ------------    ------------
INCOME BEFORE INCOME TAXES ...............................      1,605,223       1,411,750         523,395

INCOME TAX BENEFIT .......................................      1,793,418       1,447,000         544,000
                                                             ------------    ------------    ------------
NET INCOME ...............................................   $  3,398,641    $  2,858,750    $  1,067,395
                                                             ------------    ------------    ------------
NET INCOME PER SHARE - BASIC .............................   $       0.33    $       0.28    $       0.11
NET INCOME PER SHARE - DILUTED ...........................   $       0.31    $       0.26    $       0.11
                                                             ============    ============    ============
Weighted Average Shares Used in Computation - Basic ......     10,279,377      10,248,389       9,771,347
Weighted Average Shares Used in Computation - Diluted ....     10,790,722      10,927,025       9,805,800
                                                             ============    ============    ============

                          VERMONT PURE HOLDINGS, LTD. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                       Common  Stock         Paid in       Treasury Stock      Accumulated
                               --------------------------               --------------------
                                   Shares     Par Value      Capital      Shares    Amount       Deficit        Total
                               -----------   ----------  -------------  ---------  --------- -------------  ------------
Balance, October 26,1996 ....   9,678,268    $  9,678    $  21,399,420      --     $    --   $ (16,882,603)$   4,526,495

Issuance of Common Stock ....       453,712       454        1,047,672                                         1,048,126

Net Income ..................                                                                    1,067,395     1,067,395
                               -----------   ----------  -------------  ---------  --------- -------------  ------------
Balance, October 25, 1997 ...    10,131,980    10,132       22,447,092      --          --     (15,815,208)    6,642,016

Issuance of Common Stock ....       155,207       156          632,957                                           633,113

Acquisition of Treasury Stock                                             50,000    (168,750)                   (168,750)

Net Income ..................                                                                    2,858,750     2,858,750
                               -----------   ----------  -------------  ---------  --------- -------------  ------------
Balance, October 31,1998 ....    10,287,187    10,288       23,080,049    50,000    (168,750)  (12,956,458)    9,965,129

Issuance of Common Stock ....        52,571        52          117,675                                           117,727

Net Income ..................                                                                    3,398,641     3,398,641
                               -----------   ----------  -------------  ---------  ---------  ------------  ------------
Balance, October 30,1999 ....    10,339,758  $ 10,340    $  23,197,724    50,000   $(168,750)$  (9,557,817) $ 13,481,497
                               ===========   ==========  =============  =========  =========  ============  ============

                   VERMONT PURE HOLDINGS, LTD. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                         Year ended
                                                                                       --------------------------------------------
                                                                                       October 30,       October 31,    October 25,
                                                                                           1999            1998            1997
                                                                                       ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income ......................................................................   $  3,398,641    $  2,858,750    $  1,067,395
   Adjustments to reconcile net income to net cash provided by operating activities:

   Depreciation ....................................................................      1,489,384       1,150,000         876,553
   Amortization ....................................................................        612,057         616,854         228,808
   (Increase) in deferred tax asset ................................................     (1,793,418)     (1,447,000)       (544,000)
   (Gain) loss on disposal of property and equipment ...............................         72,315          93,808         (38,948)

   Changes in assets and liabilities (net of effect of acquisitions):
      (Increase)  in accounts receivable ...........................................       (250,476)       (985,349)       (433,636)
      (Increase) in inventory ......................................................       (720,525)       (783,421)        (65,185)
      (Increase) Decrease in other current assets ..................................       (558,998)         65,657         (87,311)
      (Increase) Decrease in other  assets .........................................     (1,466,273)       (567,567)         95,057
      (Decrease) Increase in accounts payable ......................................        435,578       1,768,238        (165,552)
      (Decrease) Increase in customer deposits .....................................       (225,038)        (81,525)         58,127
      (Decrease) Increase in accrued expenses ......................................       (253,500)        117,910         439,215
                                                                                       ------------    ------------    ------------
CASH PROVIDED BY OPERATING ACTIVITIES ..............................................        739,746       2,806,355       1,430,523
                                                                                       ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
      Purchase of property, plant and equipment ....................................     (2,115,945)     (2,983,313)     (1,079,569)
      Proceeds from sale of fixed assets ...........................................        113,752          67,000         103,531
      Cash used for acquistions ....................................................     (2,023,610)     (4,458,889)     (2,774,946)
                                                                                       ------------    ------------    ------------
NET CASH USED IN INVESTING ACTIVITIES ..............................................     (4,025,803)     (7,375,202)     (3,750,984)
                                                                                       ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds (paydown) of line of credit .........................................      2,905,999         843,979        (203,790)
      Proceeds from debt ...........................................................      1,278,420      11,233,158       2,531,978
      Principal payment of debt ....................................................       (780,355)     (7,451,777)       (697,000)
      Exercise of stock options ....................................................         87,740            --              --
      Sale of common stock .........................................................           --            10,950            --
                                                                                       ------------    ------------    ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES ..........................................      3,491,804       4,636,310       1,631,188
                                                                                       ------------    ------------    ------------
NET INCREASE (DECREASE) IN CASH ....................................................        205,747          67,463        (689,273)

CASH - Beginning of year ...........................................................        161,271          93,808         783,081
                                                                                       ------------    ------------    ------------
CASH  - End of year ................................................................   $    367,018    $    161,271    $     93,808
                                                                                       ============    ============    ============
Cash paid for interest .............................................................   $    852,638    $    755,326    $    422,026
                                                                                       ============    ============    ============
NON-CASH FINANCING AND INVESTING ACTIVITIES:
              Equipment acquired under capital leases ..............................   $    212,315    $     89,273    $     81,392
                                                                                       ============    ============    ============

                  VERMONT PURE HOLDINGS, LTD. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS

1.       BUSINESS OF THE COMPANY

         Vermont Pure Holdings, Ltd. (the "Company") is engaged in the bottling, marketing and distribution of natural spring water. The Company's products are sold predominately in the New England, New York and New Jersey as well as Mid-Atlantic and Mid-Western states. Distribution is accomplished through a network of independent beverage distributors and with the Company's own trucks and employees.

2.       SIGNIFICANT ACCOUNTING POLICIES

A. BASIS OF PRESENTATION - The consolidated financial statements include the accounts of the Company and its subsidiaries, Vermont Pure Springs, Inc., A.M Friday's, Inc., Excelsior Springs Water Co., Inc and Adirondack Coffee Services, Inc. The Company's subsidiaries are wholly-owned. All material intercompany profits, transactions, and balances have been eliminated. There are no material intercompany transactions.

B. FISCAL YEAR - The Company operates on a "52-53 week" reporting year. Fiscal year ended October 30, 1999 had 52 weeks in it while fiscal year ended October 31, 1998 had 53 weeks.

C. CASH EQUIVALENTS - The Company considers all highly liquid temporary cash investments, with an original maturity of three months or less when purchased, to be cash equivalents.

D. ACCOUNTS RECEIVABLE - Accounts receivable are presented net of allowance for doubtful accounts. The allowance was $348,167 and $307,020 at October 30, 1999 and October 31, 1998, respectively. Amounts charged to expense were $187,113, $192,527 and $57,809 respectively, during the years ended October 30, 1999, October 31, 1998 and October 25, 1997.

E. INVENTORIES - Inventories consist primarily of the packaging material, labor and overhead content of the Company's products. Such inventories are stated at the lower of cost or market using average costing.

F. PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, which range from three to ten years for equipment, and from ten to forty years for buildings and improvements.

G. INTANGIBLE ASSETS - The Company records goodwill in connection with its acquisitions. Goodwill is amortized over 30 years. The value of customer lists acquired is amortized over 3 years and the value of covenant agreements not to compete are amortized over the term of the agreements.

H. SECURITIES ISSUED FOR SERVICES - The Company accounts for stock and options issued for services by reference to the fair market value of the Company's stock on the date of stock issuance or option grant. Compensation expense is recorded for the fair market value of the stock issued, or in the case of options, for the difference between the stock's fair market value on the date of grant and the option exercise price. In the event that recipients are required to render future services to obtain the full rights in the securities received, the compensation expense so recorded is deferred and amortized as a charge to income over the period that such rights vest to the recipient.

              In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS No.123"), "Accounting for Stock Based Compensation". SFAS No.123 permits companies to choose to follow the accounting prescribed by SFAS No. 123 for securities issued to employees, or to continue to follow the accounting treatment prescribed by Accounting Principles Board Opinion No.25 ("APB No.25") along with the additional disclosure required under SFAS NO.123 if the Company elects to continue to follow APB No.25. The Company has adopted the disclosure only option of SFAS 123.

I. NET INCOME PER SHARE - Net Income Per Share is based on the weighted average number of common shares outstanding during each period. Potential common shares are included in the computation of diluted per share amounts outstanding during each period.

J. ADVERTISING EXPENSES - The Company expenses advertising costs at the time that the advertising begins to run.

K. SLOTTING FEES - Slotting fees are paid to individual supermarkets and supermarket chains to obtain initial shelf space for new products. Fees vary from store to store. The payment of slotting fees does not guarantee that a company's product will be carried for any definite period of time. The Company pays for such fees in cash, providing free goods or issuing credits for previously sold goods. The cost of the slotting fees is valued at the amount of cash paid, or the cost to the Company of the goods provided in exchange. The Company expenses slotting fees when the obligation is incurred.

L. CUSTOMER DEPOSITS - Customers receiving home or office delivery of water pay a deposit for the water bottle on receipt that is refunded when it is returned. The Company uses an estimate (based on historical experience) of the deposits it expects to return over the next 12 months to determine the current portion of the liability and classifies the balance as long term.

M. INCOME TAXES - The Company accounts for income taxes under Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes" (SFAS 109). Pursuant to SFAS 109, the Company accounts for income taxes under the liability method. Under the liability method, a deferred tax asset or liability is determined based upon the tax effect of the differences between the financial statement and tax basis of assets and liabilities as measured by the enacted rates which will be in effect when these differences reverse.

N. USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

O. FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts reported in the balance sheet for cash, trade receivables, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments. The carrying amount of the Company's borrowings approximate fair value.

P. ACCOUNTING FOR LONG-LIVED ASSETS - The Company reviews long-lived assets, certain identifiable assets and any goodwill related to those assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At October 30, 1999, the Company believes that there has been no impairment of its long-lived assets.

3.       PROPERTY AND EQUIPMENT

                                                      October 30,    October 31,
                                           Life          1999            1998

Land, buildings, and improvements.......10 - 40 yrs.  $ 3,624,258    $ 3,458,986
Machinery and equipment.... .............3 - 10 yrs.   11,741,545      7,519,572
Equipment held under capital leases .....3 - 10 yrs.      786,776      1,812,116
                                                       ----------      ---------
                                                       16,152,579     12,790,674
Less accumulated depreciation............               5,030,321      3,616,611
                                                       ----------      ---------
                                                      $11,122,258     $9,174,063
                                                       ==========      =========

4.       INTANGIBLE ASSETS

                                                   October 30,      October 31,
                                       Life           1999             1998
                                      ------      -----------     -----------
         Goodwill                     30 yrs.    $ 10,933,826     $ 9,585,384
         Covenants not to compete      5 yrs.         498,412         498,412
         Customer lists                3 yrs.         946,535         772,566
            Other                     Various         103,717         166,780
                                                  -----------     -----------
                                                 $ 12,482,490     $11,023,142
         Less accumulated amortization              2,039,283       1,427,227
                                                  -----------     -----------
                                                 $ 10,443,207     $ 9,595,915
                                                  ===========     ===========
5.       ACQUISITIONS

         The Company  completed the following  acquisitions in fiscal year 1999:
         Russell Distributing in November 1998, Roblee Water Works in January 1999, L&C Spring Water in March 1999, Waters of Sand Springs in April 1999, Ravenwood Spring Water Co. in June 1999, Adirondack Coffee Service, Inc. in July 1999, Dunbar Coffee Service in July 1999, Coratti Water Group, Ltd.'s Connecticut home and office customer base in August 1999 and Absolute Coffee Break in August 1999.

         The following table gives an aggregate summary of the acquisitions:

                                                            1999           1998
                                                    ------------    ------------
         Purchase Price ..........................   $ 2,446,282    $ 5,143,935
         Acquisition Costs .......................        26,062        323,418
         Fair Value of Assets Acquired ...........    (1,195,022)    (1,540,495)
         Fair Value of Liabilities Assumed .......        49,623        498,821
                                                    ------------    ------------
         Goodwill ................................   $ 1,326,945    $ 4,425,679
                                                    ============    ============
The detailed components consist of the following:

                                                            1999           1998
                                                    ------------    ------------
Purchase Price

Cash to Sellers ..................................   $ 1,997,548    $ 4,114,822
Notes to Sellers .................................       418,734        396,000
Common Stock to Sellers (8,571 shares in 1999
     and 155,207 in 1998) ........................        30,000        633,113
                                                    ------------    ------------
                                                     $ 2,446,282    $ 5,143,935
                                                    ============    ============

                                                            1999           1998
                                                    ------------    ------------
FAIR VALUE OF ASSETS ACQUIRED

Accounts Receivable ..............................   $   205,063    $   109,584
   Inventory .....................................       147,257         82,033
Property, Plant and Equipment ....................       662,448        699,128
Intangible Assets ................................       178,840        541,590
Other ............................................         1,414        108,160
                                                    ------------    ------------
                                                     $ 1,195,022    $ 1,540,495
                                                    ============    ============

LIABILITIES ASSUMED

Accounts Payable .................................   $         0    $   140,298
Customer Deposits ................................         2,900        222,937
Assumed Notes ....................................        37,910        135,586
Other ............................................         8,813              0
                                                    ------------    ------------
                                                     $    49,623    $   498,821
                                                    ============    ============

         During fiscal year 1999, the Company issued 8,571 shares of its common stock as follows:

         - 8,571 shares were issued in November 1998 at the price of $3.50 per share in conjunction with the purchase of assets from Russell Distributing.

         During fiscal year 1998, the Company issued 155,207 shares of its common stock as follows: 45,391 shares were issued in January 1998 at the price of $4.00 in conjunction with the purchase of assets from Vermont Coffee Time; 7,647 shares were issued at the price of $4.50 in conjunction with the purchase of Vermont Naturals in May 1998; 30,000 shares were issued in exchange for distribution rights obtained from AKVA at a value of $4.28; 72,169 shares were issued in April 1998 at the price of $4.00 per share to AM Fridays in conjunction with the sales performance portion of the original stock purchase agreement.

         The following table summarizes pro forma consolidated results of operations (unaudited) of the Company and the 1999 and 1998 acquisitions as though the acquisitions had been consummated at October 25, 1997. The pro forma amounts give effect to the appropriate adjustments for the fair value of assets acquired and amortization of goodwill, depreciation and the debt incurred and resulting interest expense.

                                                             Years Ended
                                                       October 30,   October 31,
                                                          1999          1998
                                                    ------------    ------------
         Total Revenue ............................   $32,594,417   $32,813,514
         Net Income ...............................   $ 3,843,705   $ 3,478,362
         Net  Income Per Share ....................   $      0.37   $      0.34
         Weighted Average Number Of Shares ........    10,279,377    10,248,389
                                                    ============    ============

6        ACCRUED EXPENSES

                                                       October 30,   October 31,
                                                          1999          1998
                                                    ------------    ------------
         Advertising and promotion ................   $   130,000   $   310,558
         Payroll and vacation .....................       206,018       380,844
         Miscellaneous ............................       515,353       413,469
                                                    ------------    ------------
                                                      $   851,371   $ 1,104,871
                                                    ============    ============

7. LINE OF CREDIT - ACQUISITIONS AND WORKING CAPITAL - The Company entered into a five year revolving line with CoreStates Banks N.A., now First Union National Bank, on April 18, 1998. The purpose of the loan is for permitted acquisitions and capital expenditures, working capital and to refinance existing term debt. The Company is entitled to borrow up to $15 million under the terms and conditions of the agreement. Of this amount, $3 million is allowed for working capital with the balance available for acquisitions. The Company has signed a letter of intent with First Union National Bank to increase this credit line up to $25 million. Of the $25 million, $4.3 million will be allocated for a letter of credit to underwrite a new bond issue for the Randolph, Vermont building expansion as well as new production equipment purchases. As of October 30, 1999 $11,689,792 had been borrowed against this facility. The proceeds were used for working capital and acquisition debt. Under the agreement the Company is required to pay interest monthly at a rate of LIBOR plus 2.5%, currently approximately 8.4%. The interest rate can decrease during the term based on certain performance parameters as defined in the agreement. The Company is required to continue to meet loan covenants as defined in the agreement in order to have access to the line of credit. The loan is secured by receivables, inventory, equipment and intangible assets.


8.        OBLIGATIONS UNDER CAPITAL LEASES

         The Company leases equipment under capital lease arrangements. Assets held under capital leases are included with property and equipment.

         The following is a schedule of future minimum lease payments under the capital leases and the present value of net minimum lease payments as of October 30,1999:

         2000 ..................................   $215,925
         2001 ..................................    172,923
         2002 ..................................    135,253
         2003 ..................................     57,949
         2004 AND BEYOND .......................     77,174
                                                   --------
         Total minimum lease payments ..........    659,224
         LESS AMOUNT REPRESENTING INTEREST .....     99,052
                                                   --------
Present value of minimum lease payments            $560,172
                                                   ========

9. LONG TERM DEBT - The Company's long term debt is as follows:

                                                                       October 30, October 31,
                                                                          1999        1998
                                                                      ------------ ------------
     Mortgage on property  purchased  in June 1999,  interest
       at .5% over prime, currently 8.25% to be revised
       annually,  principal and interest  payable monthly
       through 2014, secured by property........................     $   198,182           -
     Building loans, principal and interest at 5.5% payable
       monthly through 1999 secured by the assets...............               -    291,807
     Mortgage on property acquired in October 1993,
       interest at 4.5%, with interest only due through
       July 1996, then principal and interest due through
       2000 secured by the property.............................         318,341     348,066
     Promissory note, principal and interest at 8.5% payable
       monthly through May 2002 with a final payment of
       $140,099 due June 2002.  Note is unsecured...............         235,011     265,429
     Promissory note, principal and interest at 8.5% payable
       monthly through August 2002, with a final payment of
       $308,474 due September 2002.  Note is unsecured..........         430,782     464,469
     Promissory note, principal and interest at 8% payable
       monthly through August 2004.  Note is unsecured..........         295,439           -
     Various secured/unsecured notes ranging in amounts of
       $14,000 to $975,000 with interest rates of 8.5% to
       10%.  These notes are for the most part unsecured........       1,601,068     660,606
                                                                      ------------ ------------
                                                                       3,078,823   2,030,377
     Less current portion.......................................       1,414,930     601,570
                                                                      ------------ ------------
                                                                     $ 1,663,893 $ 1,428,807
                                                                      ============ ============
                                      F-13

     Annual maturities of long term debt are as follows:

         Year ending October 28, 2000 ..............   $1,414,930
         Year ending October 27, 2001 ..............      259,039
         Year ending October 26, 2002 ..............      687,786
         Year ending October 25, 2003 ..............      136,692
         YEAR ENDING OCTOBER 24, 2004 AND THEREAFTER      580,376
                                                       ----------
                                                       $3,078,823
                                                       ==========
10.      PERFORMANCE EQUITY PLANS

         In November 1993, the Company's Board of Directors adopted the 1993 Performance Equity Plan (the "1993 Plan"). The plan authorizes the granting of awards for up to 1,000,000 shares of common stock to key employees, officers, directors and consultants. Grants can take the form of stock options (both qualified and non-qualified), restricted stock awards, deferred stock awards, stock appreciation rights and other stock based awards. During fiscal 1999, there were no options issued under this plan.

         On April 2, 1998 the Company's shareholders approved the 1998 Incentive and Non Statutory Stock Option Plan. This plan provides for issuance of up to 500,000 options to purchase the Company's common stock under the administration of the Board of Directors. The intent of the plan is to reward options to officers, employees, directors, and other individuals providing services to the Company. During fiscal 1999, 48,200 options were issued under this plan.

11. STOCK OPTIONS

         The following table illustrates the Company's stock option issuances and balances during the last three fiscal years:

                                                                       Exercise
                                                                       Price Per
                                                           OPTIONS       SHARE
                                                        ----------   -----------
           Outstanding at October 26, 1996 ...........   1,755,000    $2.25-3.13
                Options granted ......................     392,187    $2.50-2.81
                Options regranted ....................     647,000    $     2.50
                Options retired ......................     (32,000)   $1.81-2.25
                Options surrendered ..................    (580,000)   $1.75-3.25
                                                        ----------   -----------
           Outstanding at October 25, 1997 ...........   2,182,187    $1.75-6.00
                Options granted ......................     202,000    $3.38-4.81
                Options retired ......................     (10,000)   $     2.50
                Options exercised ....................      (5,000)   $     2.50
                                                        ----------   -----------
           Outstanding options at October 31, 1998 ...   2,369,187    $1.81-6.00
                  Options Granted ....................      48,200    $     3.13
                  Options Retired ....................    (540,000)   $2.50-6.00
                  OPTIONS EXERCISED ..................     (36,000)   $2.25-2.50
                                                        ----------   -----------
Outstanding Options at October 30, 1999 ..............   1,841,387    $1.81-4.81
                                                        ==========   ===========

         There were 1,485,000, 1,742,000 and 1,612,000 options exercisable for fiscal years ending October 30, 1999, October 31, 1998 and October 25, 1997, respectively.

12.      OPERATING LEASES

         The Company currently leases office space on a month-to-month basis and is obligated under several building, equipment and vehicle leases expiring variously through May 2008. Future minimum rental payments over the terms of these leases are approximately as follows:

                                            2000               $801,745
                                            2001                705,357
                                            2002                631,882
                                            2003                550,388
                                            Thereafter          755,705

              Rent expense under all operating leases was $413,217, $321,116 and $128,247 for fiscal years ending October 30, 1999, October 31, 1998 and October 25, 1997.

 .
13.      RELATED PARTY TRANSACTIONS

         The Company paid consulting fees to related parties aggregating $22,000 in 1999, $78,334 in 1998 and $136,000 in 1997.

         One of the consultants also received options to purchase 125,000 shares of the Company's common stock for $2.25 per share. The options are fully vested and are exercisable through October 2003.

14.       INCOME TAXES

         The Company has approximated $13.1 million of available loss carryforwards at October 30, 1999 expiring from 2005 through 2011. Due to previous ownership changes or equity structure shifts as defined in the Internal Revenue Code, approximately $3.5 million of the net operating losses are limited as to annual utilization

         The major deferred tax asset (liability) items at October 30, 1999 are as follows:

         Accounts receivable allowance ..   $   139,000
         Amortization ...................       225,000
         Depreciation ...................      (919,000)
         Slotting fees ..................        10,000
         Other ..........................        95,000
         Net operating loss carryforwards     5,067,000
                                            -----------
                                              4,617,000
         Valuation allowance                    832,000
                                            -----------
         Deferred tax asset recorded ....   $ 3,785,000
                                            ===========

         The benefit for income taxes differs from the amount computed by applying the statutory tax rate to net income before income tax benefit as follows:

                                                                 Year Ended
                                                    -----------------------------------------
                                                      October 30,  October 31,    October 25,
                                                         1999        1998             1997
Income tax expense computed at                      ------------  ------------   ------------
statutory rate..................................$      (546,000)   $  (480,000)   $  (178,000)
Effect of permanent differences .................        (7,000)       (74,000)       (18,000)
Effect of temporary differences .................       115,000       (101,000)        40,000
Tax benefit of net operating loss carry forward .       438,000        655,000        156,000
Change in valuation allowance ...................     1,793,000      1,447,000        544,000
                                                    ------------  ------------   ------------
Income tax benefit..............................$     1,793,000    $ 1,447,000        544,000
                                                    ============  ============   ============

15.      MAJOR CUSTOMER

         The Company's sales to a single customer were 16%, 30% and 31% of the total sales for 1999, 1998 and 1997, respectively. However, the Company terminated its distribution agreement with this customer effective April, 1999. The Company has entered into contracts with distributors to market Vermont Pure spring water in the territory previously serviced by the former customer.

16.      ACCOUNTING FOR STOCK-BASED COMPENSATION

         The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, no compensation expense related to stock option grants was recorded in 1999, 1998 and 1997 as the exercise price of such options was equal to or greater than the underlying stock on the date of grant.

         Pro-forma information regarding net income and net income per share is presented below as if the Company had accounted for its employee stock options under the fair value method; such pro-forma information is not necessarily representative of the effects on reported net income for future years due primarily to the options vesting periods and to the fair value of additional options in future years.

         Had compensation cost for the option plans been determined using the methodology prescribed under the Black-Scholes option pricing model, the Company's income (loss) would have been $3,307,489 and $.32 per share in 1999; $2,509,134 and $.24 per share in 1998 and $324,302 and
         $.03 per share in 1997. The weighted average fair value of the options granted were $2.11, $3.42 and $1.89 in 1999, 1998 and 1997, respectively. Assumptions used for 1999 were: expected dividend yield of 0%; expected volatility of 79%; risk free interest of 5.7% and expected life of 5 years. Assumptions used for 1998 were: expected dividend yield of 0%; expected volatility of 50%; risk free interest of 5.7% and expected life of 5 years. Assumptions for 1997 were: expected dividend yield 0%; expected volatility of 92%; risk-free interest of 7% and expected life of five years.

17.      SUBSEQUENT EVENT

         On October 1, 1999, the Company acquired various security interests held by Marcon Capital Corporation associated with Pristine Mountain Springs, Inc., ("Pristine") and Amsource Limited Liability Company ("Amsource"). The Company has historically purchased spring water from Pristine.

         Following notice of the assignment, Amsource and Pristine contended that the Company did not have to right to purchase water from Pristine. The Company filed litigation through three separate actions to foreclose its security interests against Pristine and Amsource, exercise control over Amsource, and specifically enforce its rights to purchase water from Pristine.

         The parties have reached a settlement that resulted in the dismissal of all pending litigation. Under the settlement, the Company received a cash settlement of $1,270,000 and retained the right to purchase water from Pristine's spring in Stockbridge, and the right of first refusal to purchase the spring itself. By virtue of the settlement, the Company has secured a legal right to a water supply from the Pristine spring. The settlement has concluded all litigation among the parties.